Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2022 RESULTS

•	Revenue Increases 1.9% Compared to 1Q22

•	Gross Margin Increases 40 Basis Points from 1Q22 to 25.4%

•	Net Earnings Increase to NT$1.82 or US$0.06 per Basic Common Share or US$1.22 per Basic ADS, up 8.3% Compared to 1Q22

•	Strong Free Cash Flow of US$78.0 Million in the First Half of 2022, with a Further Expansion of Cash and Cash Equivalents Balance to US$244.4 Million

•	Distributed Cash Dividend of NT$4.3 Per Common Share on July 20, 2022 and US$2.876 Per ADS on July 27, 2022

Hsinchu, Taiwan – August 4, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the second quarter ended June 30, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.74 against US$1.00 as of June 30, 2022.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the second quarter of 2022 was NT$6,851.7 million or US$230.4 million, an increase of 1.9% from NT$6,725.2 million or US$226.1 million in the first quarter of 2022 and a decrease of 1.9% from NT$6,982.3 million or US$234.8 million for the same period in 2021.

Net non-operating income in second quarter of 2022 was NT$308.9 million or US$10.4 million, compared to NT$229.0 million or US$7.7 million in the first quarter of 2022, and net non-operating expenses of NT$18.9 million or US$0.6 million in the second quarter of 2021. Second quarter 2022 results benefitted from a foreign exchange gain of NT$82 million or US$2.8 million, share of profit of associates accounted for using equity method of NT$41 million or US$1.4 million and a NT$10 million or US$0.3 million decrease in finance expense compare to the prior quarter. This was partially offset by an increase of loss on valuation of financial assets at fair value through profit or loss of NT$54 million or US$1.8 million.

Net profit attributable to equity holders of the Company for the second quarter of 2022 was NT$1,320.6 million or US$44.4 million, and NT$1.82 or US$0.06 per basic common share, as compared to NT$1,224.7 million or US$41.2 million, and NT$1.68 or US$0.06 per basic common share in the first quarter of 2022, and NT$1,283.6 million or US$43.2 million, and NT$1.76 or US$0.06 per basic common share in the second quarter of 2021. Net earnings for the second quarter of 2022 were US$1.22 per basic ADS, compared to US$1.13 per basic ADS for the first quarter of 2022 and US$1.19 per basic ADS in the second quarter of 2021.

Free cash flow for the first half of 2022 was NT$2,321.0 million or US$78.0 million, with a balance of cash and cash equivalents was NT$7,269.6 million or US$244.4 million.

Second Quarter 2022 Investor Conference Call / Webcast Details

Date: Thursday, August 4, 2022

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-21928016

Password: 856969 #

Webcast of Live Call and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay Starting 2 Hours After Live Call Ends

Language: Mandarin

Note:

An English transcript will be provided on the Company’s website following the Mandarin conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.